# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RxSight, Inc., CIK 0001111485
CUSIP: 78349D107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 100 Columbia, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 11/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001273087

## Reporting persons
- Millennium Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,191,247; sole dispositive power 0; shared dispositive power 2,191,247; aggregate amount beneficially owned 2,191,247 (5.2% of the class)
- Millennium Group Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,191,247; sole dispositive power 0; shared dispositive power 2,191,247; aggregate amount beneficially owned 2,191,247 (5.2% of the class)
- Israel A. Englander: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,191,247; sole dispositive power 0; shared dispositive power 2,191,247; aggregate amount beneficially owned 2,191,247 (5.2% of the class)

## Item 1. Issuer
Name of issuer: RxSight, Inc.
Address of issuer's principal executive offices: 100 Columbia, Aliso Viejo, California 92656

## Item 2. Person Filing
Name of person filing:
Millennium Management LLC

Millennium Group Management LLC

Israel A. Englander
Address of principal business office or, if none, residence:
Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Group Management LLC
399 Park Avenue
New York, New York 10022

Israel A. Englander
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022
Citizenship:
Millennium Management LLC - Delaware

Millennium Group Management LLC - Delaware

Israel A. Englander - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

The securities disclosed herein as potentially beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Mr. Englander are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities held by such entities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of November 9, 2026, by and among Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

## Signatures
- Millennium Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (11/09/2026)
- Millennium Group Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (11/09/2026)
- Israel A. Englander: /s/ Israel A. Englander, Israel A. Englander (11/09/2026)